UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

21 August 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2

Telecom Place

167 Victoria Street West

Auckland 1010

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Stock exchange announcement – Telecom historical financial information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 21 August 2013	By:	/s/ Laura Byrne
	Name:	Laura Byrne
	Title:	Company Secretary

STOCK EXCHANGE ANNOUNCEMENT 21 August 2013

Telecom historical financial information

In advance of Telecom’s FY13 full year profit announcement on Friday 23 August, Telecom has today released restated historical revenues, to assist analysts in recalibrating their models.

Telecom has changed its reported revenue categories to better reflect how management report internally. The primary change is to allocate interconnection revenues between fixed and mobile revenues. Total revenues remain unchanged.

– ends –

For investor relations queries, please contact:

Mark Laing

General Manager Capital Markets & Investor Relations

+64 (0) 27 227 5890

Telecom Group

Adjusted Group result

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Fixed	1,676	1,589	1,489	1,373	1,302
Mobile	468	478	464	476	468
IT Services	269	287	267	276	269
Other operating revenue	110	82	92	85	79
Other gains	14	13	10	8	7
Internal Revenue	—	—	—	—	—

Adjusted operating revenues and other gains	2,537	2,449	2,322	2,218	2,125

Adjusted operating expenses
Labour	421	411	411	386	384
Intercarrier costs	801	758	641	519	480
Other operating expenses	828	767	782	753	755
Asset impairments	—	—	—	—	—

Adjusted operating expenses	2,050	1,936	1,834	1,658	1,619

Adjusted EBITDA - continuing operations	487	513	488	560	506
Adjusted EBITDA - discontinued operations	381	420	321	—	—

Adjusted EBITDA - total	868	933	809	560	506

Depreciation and amortisation expense - continuing operations	377	331	284	292	269
Net finance expense - continuing operations	63	74	59	21	22
Adjusted taxation expense - continuing operations	29	39	46	65	59
Share of associates’ net profits	1	—	—	—	—
Adjusted net earnings after tax - continuing operations	19	69	99	182	156

Analysis & KPI’s

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
Fixed revenue
Access	448	437	435	428	419
Voice/Calling	553	517	462	426	392
Broadband	272	260	261	236	222
Data	228	215	202	195	198
Other	175	160	129	88	71

	1,676	1,589	1,489	1,373	1,302

Mobile revenue
Mobile usage	343	341	345	351	360
Mobile other	125	137	119	125	108

	468	478	464	476	468

FTE Permanent - continuing operations	7,590	7,733	7,454	7,461	7,120
FTE Contractors - continuing operations	703	620	446	442	410

FTE Total - continuing operations	8,293	8,353	7,900	7,903	7,530

Basic EPS	9	—	52	8	9
Basic EPS (Adjusted)	8	12	12	9	8

Dividend per share declared	7.0	13.0	9.0	11.0	8.0

Telecom Group

Adjusted revenue and adjusted EBITDA by Unit

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenue and other gains
Wholesale & International	369	359	337	314	312
Retail	1,012	1,003	962	966	928
Gen-i	705	697	672	663	639
AAPT	477	423	370	294	263
T&SS	56	41	38	29	28
Corporate	55	43	45	50	44
Eliminations	(137)	(117)	(102)	(98)	(89)

	2,537	2,449	2,322	2,218	2,125

Adjusted EBITDA
Wholesale & International	107	99	107	114	113
Retail	354	364	346	382	357
Gen-i	170	194	189	200	186
AAPT	46	44	40	48	36
T&SS	(159)	(146)	(155)	(151)	(152)
Corporate	(31)	(42)	(39)	(33)	(34)

Continuing operations	487	513	488	560	506
Discontinued operations	381	420	321	—	—

Total group adjusted EBITDA	868	933	809	560	506

Telecom

Financial breakdown by business unit - Wholesale & International

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Fixed	294	294	276	268	263
Mobile	5	4	3	3	5
IT services	1	—	—	1	1
Other operating revenue	11	10	12	10	11
Other gains	—	—	6	—	—
Internal Revenue	58	51	40	32	32

	369	359	337	314	312

Adjusted operating expenses
Labour	14	14	12	10	10
Intercarrier costs	207	208	185	163	161
Other operating expenses	16	11	9	18	21
Asset impairments	—	—	—	—	—
Internal expenses	25	27	24	9	7

	262	260	230	200	199

Adjusted EBITDA	107	99	107	114	113

The financial results of Wholesale & International represent, and have been re-presented for, continuing operations only and exclude certain regulated Wholesale results that have been allocated to discontinued operations.

Analysis & KPI’s - Wholesale & International

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
Local Service
Access Lines (000)	402	414	417	440	442

Fixed
Access	102	106	111	114	119
Voice/Calling	151	139	117	105	99
Broadband	2	1	2	1	1
Data	33	38	39	39	37
Other	6	10	7	9	7

	294	294	276	268	263

Analysis of international transits:
International transit revenue - $m	114	104	85	74	71
International intercarrier costs - $m	96	88	67	57	55

FTE Permanent	266	259	206	206	207
FTE Contractors	4	7	2	3	—

FTE Total	270	266	208	209	207

Telecom

Financial breakdown by business unit - Retail

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Fixed	650	627	609	590	559
Mobile	349	362	342	356	352
IT services	2	2	1	1	1
Other operating revenue	11	12	10	13	15
Other gains	—	—	—	3	—
Internal Revenue	—	—	—	3	1

	1,012	1,003	962	966	928
Adjusted operating expenses
Labour	71	67	66	67	61
Intercarrier costs	275	257	204	179	160
Other operating expenses	181	159	218	323	334
Internal expenses	131	156	128	15	16

	658	639	616	584	571

Adjusted EBITDA	354	364	346	382	357

Analysis & KPI’s - Retail

Local Service
Access Lines (000)	1,099	1,061	1,023	976	949
Broadband connections (000)	580	591	598	599	612

Fixed
Access	288	275	268	260	249
Voice/Calling	195	185	168	159	148
Broadband	153	152	160	159	151
Data	3	2	2	2	2
Other	11	13	11	10	9

	650	627	609	590	559

FTE Permanent	1,962	1,805	1,778	1,725	1,606
FTE Contractors	96	134	123	125	138

FTE Total	2,058	1,939	1,901	1,850	1,744

Telecom

Financial breakdown by business unit - Gen-i

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
Gen-i Total	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Fixed	309	279	263	252	243
Mobile	104	104	114	112	108
IT Services	266	285	266	274	266
Other operating revenue	5	3	—	1	1
Other gains	—	—	4	—	—
Internal Revenue	21	26	25	24	21

	705	697	672	663	639

Adjusted operating expenses
Labour	162	156	156	138	144
Intercarrier costs	53	51	44	42	41
Other operating expenses	228	218	214	244	233
Asset impairments	—	—	—	—	—
Internal expenses	92	78	69	39	35

	535	503	483	463	453

Adjusted EBITDA	170	194	189	200	186

Adjusted EBITDA - Telecommunications solutions	155	165	170	173	163
Adjusted EBITDA - IT services	15	29	19	27	23

Total	170	194	189	200	186

Analysis & KPI’s - Gen-i
	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
Local Service
Access Lines (000)	78	76	74	73	68
Broadband connections (000)	19	19	19	20	19

Fixed
Access	58	56	56	54	51
Voice/Calling	94	92	88	82	78
Broadband	29	28	27	27	26
Data	121	97	91	87	87
Other	7	6	1	2	1

	309	279	263	252	243

FTE Permanent - Telcommunications solutions	986	953	880	903	906
FTE Permanent - IT solutions	1,556	1,580	1,448	1,436	1,341

Total FTE Permanent	2,542	2,533	2,328	2,339	2,247

FTE Contractors - Telcommunications solutions	67	36	25	27	20
FTE Contractors - IT solutions	241	199	119	106	94

Total FTE Contractors	308	235	144	133	114

FTE Total	2,850	2,768	2,472	2,472	2,361

Telecom

Analysis & KPI’s - Mobile

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
Mobile (Retail & Gen-i)
Mobile revenue:
Voice revenue - $m	204	204	199	192	192
Data revenue - $m	134	135	144	154	163
Other mobile revenue[1]	115	127	113	122	105

	453	466	456	468	460

New Zealand average revenue per user (ARPU) 6 month active
ARPU - $ per month	26.65	26.09	28.45	28.54	33.75
Postpaid - $ per month	53.31	52.10	53.25	53.51	56.43
Prepaid - $ per month	9.64	9.63	10.29	9.41	11.32
Voice - $ per month	16.11	15.72	16.48	15.85	18.30
Data - $ per month	10.54	10.37	11.97	12.69	15.45

Number of mobile customers at period end (000) (New Zealand - Group) 6 month active
Postpaid	829	830	857	893	863
Prepaid	1,347	1,249	1,157	1,123	847
Internal postpaid	16	18	17	15	13

Total mobile customers[2]	2,192	2,097	2,031	2,031	1,723

1	Other mobile revenue includes handset sales and mobile interconnect.
2	Mobile connections exclude MVNO connections.

Telecom

Financial breakdown by business unit - AAPT

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	A$m	A$m	A$m	A$m	A$m
Adjusted operating revenues and other gains
Fixed	423	389	341	261	235	332	293	266	202	185
Mobile	10	8	5	5	3	8	6	4	4	3
IT services	—	—	—	—	—	—	—	—	—	—
Other operating revenue	4	—	2	4	3	3	—	2	3	2
Other gains	—	—	—	—	1	—	—	—	—	1
Internal Revenue	40	26	22	24	21	32	19	17	18	15

	477	423	370	294	263	375	318	289	227	206

Adjusted operating expenses
Labour	75	74	64	65	63	59	54	51	50	49
Intercarrier costs	264	241	208	134	118	207	182	162	104	92
Other operating expenses	61	41	38	30	34	48	30	29	24	28
Internal expenses	31	23	20	17	12	23	19	16	13	10

	431	379	330	246	227	337	285	258	191	179

Adjusted EBITDA	46	44	40	48	36	38	33	31	36	27

Analysis & KPI’s - AAPT

Fixed
Access						—	—	—	—	—
Voice/Calling						88	76	70	60	50
Broadband						69	60	56	38	35
Data						56	59	55	52	57
Other (includes resale)						119	98	85	52	43

						332	293	266	202	185

FTE Permanent						882	781	768	751	733
FTE Contractors						34	9	14	14	8

FTE Total						916	790	782	765	741

Telecom

Financial breakdown by business unit - T&SS

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Fixed	—	—	—	2	2
Mobile	—	—	—	—	—
IT services	—	—	—	—	—
Other operating revenue	36	29	35	22	26
Other gains	14	8	—	5	—
Internal Revenue	6	4	3	—	—

	56	41	38	29	28

Adjusted operating expenses
Labour	53	54	62	57	57
Intercarrier costs	2	1	—	1	—
Other operating expenses	156	123	123	116	118
Asset impairments	—	—	—	—	—
Internal expenses	4	9	8	6	5

	215	187	193	180	180

Adjusted EBITDA	(159)	(146)	(155)	(151)	(152)

Analysis & KPI’s - T&SS

FTE Permanent	1,382	1,805	1,766	1,814	1,733
FTE Contractors	222	201	117	132	133

FTE Total	1,604	2,006	1,883	1,946	1,866

Telecom

Financial breakdown by business unit - Corporate

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating revenues and other gains
Fixed	—	—	—	—	—
Mobile	—	—	—	—	—
IT services	—	—	—	—	1
Other operating revenue	43	28	33	35	23
Other gains	—	5	—	—	6
Internal Revenue	12	10	12	15	14

	55	43	45	50	44

Adjusted operating expenses
Labour	46	46	51	49	49
Intercarrier costs	—	—	—	—	—
Other operating expenses	32	26	25	22	15
Asset impairments	—	—	—	—	—
Internal expenses	8	13	8	12	14

	86	85	84	83	78

Adjusted EBITDA	(31)	(42)	(39)	(33)	(34)

Analysis & KPI’s - Corporate

Southern Cross Dividends - $m	39	32	26	32	19

FTE Permanent	556	550	608	626	594
FTE Contractors	39	34	46	35	17

FTE Total	595	584	654	661	611

Telecom Group

Costs summary

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Adjusted operating expenses
Labour	421	411	411	386	384

	421	411	411	386	384

Intercarrier costs
Baseband and access charges	265	259	264	262	245
Other intercarrier costs	536	499	377	257	235

	801	758	641	519	480

Other operating expenses
Direct costs	66	56	59	46	47
Mobile acquisitions, upgrades and dealer commissions	126	118	153	183	175
Procurement and IT Services	164	173	154	163	156
Broadband and internet	128	149	122	129	121
Computer costs	98	60	51	38	43
Advertising promotions and communications	42	26	37	28	41
Accommodation and co-location	86	92	88	64	67
Bad debts	10	8	6	3	7
Field service costs	25	28	28	23	25
Other expenses	83	57	84	76	73

	828	767	782	753	755

Telecom Group

Capex Summary

	H1 FY11	H2 FY11	H1 FY12	H2 FY12	H1 FY13
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Major Programs:
Optical transport network	—	—	—	—	14
Re-engineering	—	—	—	—	8
Mobile network	61	43	46	48	29
Mobile spectrum	—	—	—	—	54

	61	43	46	48	105

Revenue retention and sustain:
Southern Cross	—	4	1	3	11
AAPT	38	18	18	22	21
Regulatory	23	9	8	7	2
Revenue retention and sustain other	166	148	116	123	107

	227	179	143	155	141

Chorus	192	212	136	—	—

Total Group	480	434	325	203	246

Capital expenditure is presented on an accruals basis.

Telecom Group

Adjusted revenue category changes - H1 FY13

				Other
				operating
	Fixed	Mobile	IT services	revenues	Other gains	Total
	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Local service	433		3			436
Calling	330					330
Interconnection	34	11		2		47
Mobile		455				455
Data	259					259
Broadband and internet	203					203
IT services	2	2	262			266
Resale	37					37
Other operating revenues	4		4	77		85
Other gains					7	7

Total	1,302	468	269	79	7	2,125